100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-03

POLYMET REPORTS FIRST QUARTER FISCAL 2016 RESULTS

St. Paul, Minn., June 15, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three months ended April 30, 2015. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

NorthMet is nearing completion of a decade-long environmental review led by the Minnesota Department of Natural Resources, the U.S. Army Corps of Engineers and the U.S. Forest Service as Co-lead Agencies and the U.S. Environmental Protection Agency and three Minnesota Chippewa bands as Cooperating Agencies.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF FISCAL YEAR TO-DATE

•	The preliminary final EIS is largely complete. In early June, the MDNR Commissioner stated that the PFEIS will be circulated to Co-lead and Cooperating Agencies “very soon.”

•

PolyMet received the second tranche of $8 million from the $30 million Glencore AG (a wholly owned subsidiary of Glencore plc) loan facility on April 15, 2015. The balance is to be drawn in two further tranches of $8 million and $6 million on or before July 1, 2015 and October 1, 2015, respectively.

•

Loss for the three months ended April 30, 2015 was $3.558 million compared with $1.784 million for the prior year period. General and administrative expenses excluding non-cash stock-based compensation in the three months ended April 30, 2015 were $1.217 million compared with $1.242 million in the prior year period.

•	At April 30, 2015 PolyMet had cash and cash equivalents of $9.939 million compared with $9.301 million at January 31, 2015.

•	PolyMet invested $5.806 million into its NorthMet project during the three months ended April 30, 2015, compared with $8.216 million in the prior year period.

•

As of April 30, 2015 PolyMet had spent $89.5 million on environmental review and permitting, of which $83.1 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR REMAINDER OF YEAR TO JANUARY 31, 2016

•

PolyMet anticipates that the final EIS will be published in the Federal Register and the Minnesota Environmental Quality Board Monitor about three months after the PFEIS is circulated to the Co-lead and Cooperating Agencies, with final decisions on the adequcy of the final EIS before the end of 2015, according to the MDNR Commissioner.

•	Preparation of permit applications in parallel with the final stages of the EIS.

•	Decision on state permits within 150 days of acceptance of applications, under state guidelines.

•	Records of Decision on the federal 404 Wetland Permit and the Land Exchange.

•	Completion of the Definitive Cost Estimate and Project Update.

•	Construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent, such as receipt of permits.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	April 30, 2015	January 31, 2015

Cash & equivalents	$9,939	$9,301
Working capital (deficit) (see note)	(48,557)	(31,672)
Total assets	315,292	313,229
Total liabilities	125,958	120,853
Shareholders’ equity	189,334	192,376

Note: $33.84 million convertible debt (as of April 30, 2015) shown as short-term liability although PolyMet anticipates the term will be extended or the debt will be converted on or before September 30, 2015.

	Year ended April 30,
Income Statement	2015	2014
General & administrative expense excluding non-cash share-based compensation	$1,217	$1,242
Non-cash share-based compensation	$126	$149
Other Expenses	$2,215	$393
Income (loss) before tax	$(3,558)	$(1,784)
Other Comprehensive Income	16	-
Income (loss) per share	$(0.01)	$(0.01)
Investing Activities
NorthMet Property	$5,806	$8,216
Weighted average shares outstanding	276,470,266	275,592,892

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"

Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities mentioned in this release. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended. These securities described in this release have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent an effective registration statement covering such securities or an applicable exemption from such registration requirements.

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.